UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2006

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company





Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 4 September 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC, which equals 34,344,083 shares, now represents 4.27% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this announcement


LEGAL ENTITY REPORT

PEARSON                                                     SEDOL: 0263494

As at 29 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27% of the issued share capital of 804,517,585 units.



Legal Entity                                               Holding    Percentage


Gerrard Ltd                                              1,965,505        0.2443
Barclays Bank Trust Company Ltd                             37,201        0.0046
Barclays Global Investors Japan Trust & Banking            905,122        0.1125
Barclays Life Assurance Co Ltd                           1,073,619        0.1334
Barclays Global Investors Canada Ltd                        57,296        0.0071
Barclays Global Investors Australia Ltd                     71,338        0.0089
Barclays Private Bank and Trust Ltd                          2,000        0.0002
Barclays Global Investors, N.A.                          5,628,480        0.6996
Barclays Private Bank Ltd                                   22,104        0.0027
Barclays Capital Securities Ltd                         14,495,101        1.8017
Barclays Global Investors Japan Ltd                         82,900        0.0103
Barclays Capital Inc                                       597,142        0.0742
Barclays Private Bank and Trust Ltd                         33,908        0.0042
Barclays Global Investors Ltd                            6,706,217        0.8336
Barclays Global Fund Advisors                            2,666,150        0.3314


Group Holding                                           34,344,083        4.2687



As at 29 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27% of the issued share capital of 804,517,585 units.

Registered Holder                             Account Destination       Holding

BANK OF NEW YORK                                                         56,892
BARCLAYS CAPITAL NOMINEES LIMITED                                       416,530
BARCLAYS CAPITAL NOMINEES LIMITED                                       521,452
BARCLAYS CAPITAL NOMINEES LIMITED                                    13,791,530
Barclays Capital Securities Ltd.                                        180,612
Barclays Capital Securities Ltd.                                        182,119
Barclays Global Investors Canada                                         57,296
Barclays Trust Co & Others                                                  485
Barclays Trust Co DMC69       C 0000000000OO0OOO00                       19,808
Barclays Trust Co E99         C 000000000000000000                          255
Barclays Trust Co R69         C 000000000000000000                       16,653
CHASE NOMINEES LTD                                     16376            389,562
CHASE NOMINEES LTD                                     28270            266,201
Clydesdale Nominees    HGB0125                      69326901              4,000
Clydesdale Nominees    HGB0125                      69447801             19,000
Clydesdale Nominees    HGB0125                      120142001            10,000
Clydesdale Nominees    HGB0225                      120146302               908
Gerrard Nominees Limited                              602698                445
Gerrard Nominees Limited                              617906              1,590
Gerrard Nominees Limited                              633484                445
Gerrard Nominees Limited                              635860              1,000
Gerrard Nominees Limited                              637739                584
Gerrard Nominees Limited                              643975              2,000
Gerrard Nominees Limited                              654151              1,800
Gerrard Nominees Limited                              660574                300
Gerrard Nominees Limited                              768557              1,975
Greig Middleton Nominees Limited (GM1)                                   67,784
INVESTORS BANK AND TRUST CO.                                          3,824,338
INVESTORS BANK AND TRUST CO,                                            821,923
INVESTORS BANK AND TRUST CO,                                             67,778
INVESTORS BANK AND TRUST CO.                                            136,434
INVESTORS BANK AND TRUST CO.                                            206,172
INVESTORS BANK AND TRUST CO.                                              6,950
INVESTORS BANK AND TRUST CO.                                            244,969
INVESTORS BANK AND TRUST CO.                                          2,137,184
INVESTORS BANK AND TRUST CO.                                              5,816
INVESTORS BANK AND TRUST CO.                                             22,945
INVESTORS BANK AND TRUST CO.                                            100,670
INVESTORS BANK AND TRUST CO.                                             48,255
INVESTORS BANK AND TRUST CO.                                             12,687
INVESTORS BANK AND TRUST CO.                                             74,323
INVESTORS BANK AND TRUST CO.                                             54,880
JP MORGAN (BGI CUSTODY)                                16331            209,855
JP MORGAN (BGI CUSTODY)                                16338             47,611
JP MORGAN (BGI CUSTODY)                                16341            435,500
JP MORGAN (BGI CUSTODY)                                16342            100,640
JP MORGAN (BGI CUSTODY)                                16400          6,282,286
JP MORGAN (BGI CUSTODY)                                17011             13,812
JP MORGAN (BGI CUSTODY)                                18408             34,369
JPMORGAN CHASE BANK                                                      71,338
JPMorgan Chase Bank                                                      40,355
JPMORGAN Chase Bank                                                     436,844
JPMorgan Chase Bank                                                     116,567
JPMorgan Chase Bank                                                     107,846
JPMorgan Chase Bank                                                      26,168
JPMorgan Chase Bank                                                       6,547
JPMorgan Chase Bank                                                       7,651
JPMorgan Chase Bank                                                      85,827
JPMorgan Chase Bank                                                      22,646
JPMorgan Chase Bank                                                      80,839
JPMorgan Chase Bank                                                       7,566
JPMorgan Chase Bank                                                      49,043
JPMorgan Chase Bank                                                       4,485
Mellon Trust - US CUSTODIAN /                                            31,639
Mitsui Asset                                                             13,048
R C Greig Nominees Limited                                            1,028,399
R C Greig Nominees Limited a/c AKl                                      456,681
R C Greig Nominees Limited a/c BL1                                      110,772
R C Greig Nominees Limited a/c CM1                                       64,798
R C Greig Nominees Limited GP1                                          147,113
R C Greig Nominees Limited GP1                         234092               750
R C Greig Nominees Limited SAl                                           79,069
Reflex Nominees Limited                                                   2,000
STATE STREET BANK AND TRUST CO                                              675
STATE STREET BOSTON                                                     413,932
Trust & Custody Services Bank                                             8,127
Trust & Custody Services Bank                                               631
ZEBAN NOMINEES LIMITED                                                   22,104

                                                        Total        34,344,083






                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 4 September, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary